UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 09, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Material Contract: **Employment Contract of the Chief Financial Officer**

76 Jeppe Street, Newtown 2001
PO Box 62117, Marshalltown 2107, South Africa
Tel: +27 (0) 11 637 6000
Fax: +27 (0) 11 637 6624
Website: www.anglogoldashanti.com

19 February 2014

Mr Richard Duffy
AngloGold Ashanti Limited
Corporate Office
76 Jeppe Street
Johannesburg
2000

Strictly Confidential

Please acknowledge acceptance of this offer by signing this copy and returning it to the Human Resources Department.

Dear Richard

EXTENSION OF FIXED TERM PERIOD – CHIEF FINANCIAL OFFICER

I am pleased to confirm that your fixed term period in the position of Chief Financial Officer has been extended for a further six months until 31 May 2015 at which time your employment will terminate. The full detail of this separation will be detailed in the letter below. Your initial company start date of 1 February 1987 remains unchanged.

1. SALARY PACKAGE AND EMPLOYMENT CONDITIONS

1.1 Salary

Your salary will remain unchanged. Salaries are reviewed annually and your next salary review will be in January 2015.

1.2 Incentive Schemes

You will be eligible to participate in the company incentive schemes, namely, the Bonus Share Plan (comprising the Annual Cash Bonus and the Bonus Share Awards), the Long Term Incentive Plan and Co-Investment Plan subject to the rules thereof as amended by the company from time to time. Payments and awards in terms of these schemes are discretionary and normally done in January/February of each year.
Note that participation in these schemes is solely at the discretion of the company. The following is a brief outline of the above-mentioned schemes:

i) Annual Cash Bonus
You may earn up to 70% of your base salary as an annual cash bonus. The annual bonus is determined by the achievement of a number of Company level performance targets and personal targets.

AngloGold Ashanti Limited
Reg No: 1944/017354/06

Directors: SM Pityana (Chairman) S Venkatakrishnan (British/Indian) (Chief Executive Officer) R N Duffy (Chief Financial Officer) R Gasant NP January-Bardill MJ Kirkwood (British) Prof LW Nkuhlu RJ Ruston (Australian) Group General Counsel and Company Secretary: ME Sanz Perez



ii)   <u>Bonus Share Awards</u>
Your annual cash bonus will be matched by an award of shares (Bonus Shares) equal to 150% of the cash bonus. Fifty % of each grant vests 12 months after issue and the balance after 24 months.

iii)   <u>Long Term Incentive Plan (LTIP)</u>
You will also be eligible to participate in our Long Term Incentive Program (LTIP). Participation will be in accordance with the annual allocation as per the scheme rules. In terms of the LTIP, you will currently be eligible to be allocated shares to the value of between 140% to 200% of your Basic Salary based on the Boards discretion.

The LTIP is a performance based scheme with set targets over a three year period and the amount of shares that will vest will be in accordance with the achievements of targets as per the rules.

iv)   <u>Co-investment Plan</u>
You will also be eligible to participate in our Co-investment Plan. You will be permitted to take up to 50% of your after tax cash bonus and invest it in shares. The Company will then match these shares with 150% provided you hold your investment over a 2 year period. The matching will occur in 2 tranches, 50% after one year and 50% at the end of the second year.

1.3   Leave

Your annual leave entitlement will be 30 working days per year. You are required to take at least 15 working days' leave each leave cycle. The remaining 15 working days may be encashed or accumulated up to a maximum of 30 days, whereafter they will be automatically encashed on an annual basis at the end of December each year.

You are entitled to 30 working days' sick leave in each leave cycle.

1.4   Hours of Work

Your official hours of work will be from 08:30 to 17:00, from Monday through to Friday, (excluding public holidays).

2.   HEALTH CARE, RETIREMENT BENEFITS AND INSURANCES

2.1   Medical Aid

Your current participation in the Discovery Health Scheme remains unchanged in line with the rules in place from time to time.

2.2   AngloGold Ashanti Pension Fund

Your current membership of the AngloGold Ashanti Pension Fund will remain unchanged in line with the rules in place from time to time.



2.3   Retirement Date

Your retirement date is the end of the month in which you turn 60.

2.4   Accident Insurance

This cover currently provides for a death benefit of three times your annual earnings and a permanent total disablement benefit of three times your annual basic earnings dependent on the degree of disablement, as well as medical cover up to R300, 000.00. Standard exclusions and conditions apply to this insurance policy. The Company pays the premium.

This insurance policy also covers you for any medical expenses that you incur as a result of any accidental injury that you sustain, whether or not you are on duty and even if there is no permanent disability. These medical expenses are claimed from the insurer and not from the medical aid. Upon your engagement with the company, you will be required to nominate beneficiaries in the event of your death.

2.5   Unemployment Insurance Fund

You will be required to contribute towards the UIF. Your contribution will be 1% of your taxable earnings, up to a maximum contribution of R1,784.64 per annum. This will be deducted from your salary on a monthly basis.

3.   EMPLOYMENT TERMS

3.1   Period 1 June 2013 up to and including 31 May 2014

You will be required during this period to hold the position of CFO and in this capacity you will be required to induct and train an identified successor into the CFO role.
If you resign from the Company during this period you will be subject to the terms under clause 4.7 (Resignation), of this agreement and shall forfeit any entitlement to a severance package. If the Company during this period appoints the CFO successor into the CFO role your redundancy will be brought forward and calculated on the agreed date.

3.2   Period 1 June 2014 up to and including 31 May 2015

From 1 June 2014 up to and including 31 May 2015 the company and yourself can mutually agree to terminate your services based on you finding suitable alternate employment, the CFO replacement being promoted or any other mutually agreed term. The termination will be treated as a redundancy.

On the mutually agreed date you will become redundant and your package, shares and any other benefits including your six month payment in lieu of notice will be included in your termination package as per the termination rules in place from time to time.



4. **GENERAL**

4.1 **Council / Sectoral Determination**

AngloGold Ashanti is not covered by any bargaining council or any sectoral determination that normally establishes the basic conditions of employment for employees in a sector or specific area.

4.2 **Gymnasium**

The AngloGold Ashanti gymnasium is situated on the ground floor. Should you wish to avail yourself of this facility; a membership fee of R60.00 per month will be deducted from your monthly salary. Please contact extension 6442 regarding membership.

4.3 **Rules, Policies and Procedures**

AngloGold Ashanti has developed rules, policies and procedures on employment related matters with which you are expected to comply. These may change from time to time to address new circumstances. Should you require a copy of a specific policy or procedure, please contact the Human Resources Department accordingly; alternatively you may make reference to the company's intranet/HR portal.

4.4 **Other Employment**

Employment with AngloGold Ashanti precludes you from doing work for your own account or for any other employer unless you have received the written permission of AngloGold Ashanti.

4.5 **Previous Employment**

Any employment with a previous employer will not count towards service with AngloGold Ashanti, unless that period is specifically recognized by AngloGold Ashanti and stated as such in this offer of employment.

4.6 **Mobility**

AngloGold Ashanti is an international Company and you may be requested to relocate to any of its regional offices or operations globally.

4.7 **Termination of Employment**

Your employment can be terminated for a fair reason and after a fair procedure has been followed.

Dismissal - the grounds for dismissal recognised by the Labour Relations Act are conduct, capacity and operational requirements. AngloGold Ashanti has policies and procedures that regulate termination of employment in each of these cases, to ensure that any action taken on its part is fair.



Summarily, your services will be terminated for any reasons justifiable by law.

Mutual Separation - if either you or AngloGold Ashanti wish to terminate your contract of employment, six calendar months written notice of intention to do so must be given to the other party. Notice can be given on any working day.

Resignation - You may terminate your employment by providing six (6) months written notice of resignation. No further salary or short term incentive will be paid after the date of your termination. All unvested long term incentives and bonus shares will lapse.

4.8   Change of Control

Subject to clause 4.7 above, in the event of a Change of Control, and your employment is terminated by the Company within twenty four (24) months of that Change of Control (other than pursuant to clause 4.7), the company will pay you:

i.   All salary, benefits and bonuses in lieu of your notice pay (6 months);
ii.   An equal additional 6 month payment of salary and benefits, inclusive of the value of any pension contributions that would have been made by the Company in the 6 months following the termination date (less such tax and national insurance contributions as the Company is obliged to deduct from the sum);
iii. All entitlements under the Company's Share Schemes will vest on a pro rata basis in accordance with the rules of the Scheme in place at the time.

Your entitlement to any benefit or payment under this clause 4.8 is conditional on you accepting this payment as full and final settlement in the event of a Change of Control and that the following occur:

i.   AngloGold Ashanti becomes a subsidiary of another company; or
ii.   Substantially all of the businesses, assets and undertakings of AngloGold Ashanti become owned by any person, firm or company; or
iii. A number of shareholders holding less than 35% of the Company's issued share capital act in concert to gain a majority of the Board and force changes in the management of the company;

and as a consequence of this :

*   your employment is terminated as a result of an involuntary termination, or
*   your role is significantly diminished and your employment conditions are reduced.

If you would like clarity on any of these terms and conditions, please contact Chantal van Dyk in the Human Resources Department for further details.

Please acknowledge receipt of this letter and acceptance of the conditions contained therein by signing this copy with the attached annexures and returning it to the Human Resources Department.

Yours sincerely

SRINIVASAN VENKATAKRISHNAN
CHIEF EXECUTIVE OFFICER



Acceptance: _____   _____
                         RICHARD DUFFY   **DATE**



<u>CONFIDENTIALITY AGREEMENT</u>

To: Mr. Richard Duffy

In consideration of me agreeing to be employed as Chief Financial Officer, you as the undersigned Employee acknowledge and agree that your employment by AngloGold Ashanti ('the Employer') necessarily involves your understanding of, and access to, certain trade secrets and confidential information pertaining to the business of the Employer (including its affiliates, subsidiaries or joint ventures). Accordingly, you agree that for the period of your employment with the Employer and for a period of two (2) years following the date of termination of your employment, you will not, directly or indirectly, without the prior written consent of the Employer, disclose or use for the benefit of any person, corporation, entity, or for yourself, any and all files, trade secrets or other confidential information concerning the internal affairs of the Employer (including its affiliates, subsidiaries or joint ventures), including, but not limited to, information pertaining to its clients, services, products, earnings, finances, operations, methods or other activities, provided, however, that the foregoing shall not apply to information which is of public record or is generally known, disclosed or available to the general public or the industry generally. Notwithstanding the foregoing, you may disclose such information as required by law during any legal proceedings. Further, you agree that you shall not, directly or indirectly, remove or retain, without the express prior written consent of the Employer, and upon termination of employment for any reason you shall return to the Employer, any records, computer disks, computer printouts, business plans or any copies or reproductions thereof, or any information or instruments derived therefrom, arising out of or relating to the business of the Employer or obtained as a result of your employment by the Employer.

Signed at _____ on this the _____ day of _____ 2013.

_____
R DUFFY



<u>NON-SOLICITATION UNDERTAKINGS</u>

To: Mr. Richard Duffy

In consideration of you being employed as Chief Financial Officer you agree that you will not during the currency of your employment with the Employer and for the duration of this agreement, in any manner or form, solicit, entice, encourage or induce any employee of the Employer (including its affiliates, subsidiaries and joint ventures) to terminate his / her employment unless agreed to by the applicable Employer in writing. This clause applies appropriately modified, to subcontractors and other persons for whom the Employee may be responsible.

I acknowledge that in view of the position of extreme trust and confidence attached to my position as Employee, this undertaking is reasonable in all respects and essential to the protection of the Employer and its shareholders. I further acknowledge and agree that I shall continue to be bound by the terms of this undertaking for a further twelve (12) months after employment terminates, notwithstanding the reason for termination of my employment with the Employer.

Signed at _____ on this the _____ day of _____ 2013.

_____

R DUFFY

15 May 2013   *Strictly Confidential*

Mr Richard Duffy



AngloGold Ashanti Limited
Corporate Office
76 Jeppe Street
Johannesburg
2000

Dear Richard

Attached please find your revised employment contract. This details your conditions of employment over the next 24 month period from 1 June 2013 to 31 May 2014.

I would like to highlight the following facts for consideration when looking at your contract :

1. Your severance package will be calculated on your revised January 2015 pay and will have the additional months service included in the calculation;
2. The BSP and LTIP shares with a February/ March 2015 vesting date will vest in accordance with the standard rules, all other unexercised shares will vest on a pro- rata basis on your date of termination;
3. You will receive the full Share Retention Bonus payment (once the performance conditions are met) at the end of August 2014 if you remain in service at that date. Should you leave after 31 May 2014 but before 31 August 2014 your Share Retention Bonus payment will be pro-rated;
4. There will be on-going contributions to your Pension Scheme up to the date of your termination of service.

I would like to take the opportunity to thank you for your on-going commitment.

SRINIVASAN VENKATAKRISHNAN
CHIEF EXECUTIVE OFFICER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 09, 2013

By: /s/ M E SANZ PEREZ_____

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary